Exhibit 99.1

PENN WEST CONFIRMS FILING OF ITS 2014 YEAR END DISCLOSURE DOCUMENTS

FOR IMMEDIATE RELEASE, March 12, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) announces that it has filed with Canadian securities regulatory authorities its audited Consolidated Financial Statements for the year ended December 31, 2014 and related Management’s Discussion and Analysis. Penn West has also filed its Annual Information Form for the year ended December 31, 2014, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Penn West’s Annual Report on Form 40-F for the year ended December 31, 2014 will be filed with the U.S. Securities and Exchange Commission later today.

Copies of these documents may be obtained electronically via www.sedar.com and www.sec.gov/edgar.shtml (for the Form 40-F) or through Penn West’s website at www.pennwest.com. Hard copies of Penn West’s audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com